                                                   Filed by Deutsche Telekom AG
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company: Powertel, Inc.
                                             Exchange Act File Number 000 23102

THE FOLLOWING WAS POSTED ON DEUTSCHE TELEKOM AG'S WEBSITE ON DECEMBER 21, 2000.

Backup
Deutsche Telekom

Disclaimer

This presentation contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the company's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom's, VoiceStream's, and Powertel's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation.

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transactions referenced in this presentation, which has been preliminarily filed with the Securities and Exchange Commission (the "Commission") and any amendments thereto because it contains, and any amendments thereto will contain, important information. The proxy statement/prospectus has been filed with the Commission by Deutsche Telekom AG, VoiceStream Wireless Corporation and Powertel, Inc. Security holders may obtain a free copy of the proxy statement/prospectus and other related documents filed by Deutsche Telekom, VoiceStream, and Powertel at the Commission's website or at the Commission's public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The proxy statement/prospectus and the other documents may also be obtained from Deutsche Telekom by contacting Deutsche Telekom,
Attention: Petra Michalscheck, Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany and/or Deutsche Telekom, Inc., Attention: Brigitte Weniger, 280 Park Avenue, 26th Floor, New York, New York 10017;


Deutsche Telekom

T-Mobile

Deutsche Telekom

T-Mobil (Germany)

Strong growth and stable market shares

[1999 PIECHART]            [H1 2000 PIECHART]               [Q3 2000 PIECHART]

         1999                           H1 2000                             Q3 2000
23.2 million customers          34.0 million customers              40.7 million customers
  T-D1            39%             T-D1           39%                  T-D1           40%
  D2              41%             D2             41%                  D2             41%
  e-plus          16%             e-plus         15%                  e-plus         14%
  E2               4%             E2              5%                  E2              6%



Source: Telecom-Handel

Deutsche Telekom

T-Mobil (Germany)

On track to more than double subscriber base in the current year

                          Subscriber growth and churn

             Additions per quarter ('000) Average monthly churn (%)


                    [SUBSCRIBER GROWTH AND CHURN BAR GRAPH]

                  [ Bar graph showing the number of gross and
                    net adds beginning in 1999 through the
                    third quarter of 2000 and showing the
                    percentage of average monthly churn over the same period. ]


-    2.6 million subscribers added in Q3 2000 of which 2.2 million in prepay

- 16.1 million subscribers as at September 30, 2000 of which 7.5 million in prepay

-    Q1-Q3 2000 ARPU

     blended:  E 37
     contract: E 47
     prepay:   E 13

Deutsche Telekom

One2One

Increasing market share

                                  [PIECHARTS]


         1999                           H1 2000                             Q3 2000
23.9 million customers          30.7 million customers              34.4 million customers
One2One           17%           One2One        20%                  One2One        21%
Orange            21%           Orange         23%                  Orange         24%
Cellnet           29%           Cellnet        26%                  Cellnet        25%
Vodafone          33%           Vodafone       31%                  Vodafone       30%


Source: One2One
Deutsche Telekom

One2One

Improved distribution pays off - market leader in net-additions in Q3

                          Subscriber growth and churn

             Additions per quarter ('000) Average monthly churn (%)


                     [SUBSCRIBER GROWTH AND CHURN BARCHART]


                  [ Bar graph showing the number of gross and
                    net adds beginning in 1999 through the
                    third quarter of 2000 and showing the
                    percentage of average monthly churn over the same period. ]



-    First 9 months 2000 represent One2One's highest growth period to date with
     3.0 million net-additions of which 2.8 million in prepay

-    Total subscriber base 7.1 million of which 5.2 in prepay

-    Q1-Q3 2000 ARPU

     blended:  E 36
     contract: E 64
     prepay:   E 21

Deutsche Telekom
max.mobil.

Catching up with the incumbent

                                  [PIECHARTS]

         1999                           H1 2000                             Q3 2000
4.0 million customers           4.7 million customers               5.1 million customers
max.mobil.         38%          max.mobil.         38%              max.mobil.         38%
One                12%          One                15%              One                17%
A1                 50%          A1                 47%              A1                 45%
Telering            -           Telering            -               Telering            1%

Source: max.mobil.
Deutsche Telekom
max.mobil.

Highly successful in  attracting new subscribers and customer retention

                          Subscriber growth and churn

             Additions per quarter ('000) Average monthly churn (%)


                     [SUBSCRIBER GROWTH AND CHURN BARCHART]

                  [ Bar graph showing the number of gross and
                    net adds beginning in 1999 through the
                    third quarter of 2000 and showing the
                    percentage of average monthly churn over the same period. ]


-    422,000 subscribers added in first 9 months 2000 of which 342,000 in prepay

- 1.9 million subscribers as at September 30, 2000 of which 1.1 million in prepay

-    Q1-Q3 2000 ARPU

     blended:            E 34
     contract:           E 59
     prepay:             E 13

Deutsche Telekom

EASTERN EUROPE (1)

Strong positioning in Central and Eastern Europe

                                   RadioMobil*      PTC**    MTS***
Penetration Q3 2000                 32.1%            15.4%      14%

GSM Market share Q3 2000            45.0%            43.1%    52.0%

Subscribers Q3 2000 (million)        1.5              2.5      0.9

Net revenues Q1-Q3/00 (E mn)         346              656      349

EBITDA Q1-Q3/00 (E mn)               118              205      182

Net income Q1-Q3/00 (E mn)            47              -26       81

Personnel (FTE - Sept 30,2000)     1,961            2,910    1,901

* Option exercised to increase indirect shareholding in RadioMobil from 41.4% to 52.0% in H1/2001.

**   22.5% shareholding held by TMO, with further 22.5% held by Deutsche
     Telekom.

***  Shareholding of 36.2 %.

Deutsche Telekom

EASTERN EUROPE (2)

Companies outside TMO consolidation

                                       Matav       Croatia Telecom
Net revenues Q1-Q3/00 (E mn)             1,266        610

EBT Q1-Q3/00 (E mn)                        350        126

Personnel (FTE - Sept 30, 2000)         14,544     11,118

Mobile subscribers Q3 2000 ('000)        1,432        429

GSM market share Q3 2000                    55%        48%

Penetration rate Q3 2000                    25%        20%

Deutsche Telekom

TMO Key Figures*

Significant margin recovery in third quarter

E million pro forma                 Q1-Q3 2000         Q3 2000          H1 2000           1999
-------------------                 ----------         -------          -------           ----

Net revenues                           7,265            2,708            4,557            7,500
EBITDA                                 1,062              465              597            1,806
EBITDA margin                           14.6%            17.2%            13.1%            24.1%
EBIT                                    -522             -127             -395               96
Subscribers(million)                    25.1             25.1             21.3             14.8
Personnel(FTE Sept 30, 2000)          17,362           17,362           15,988           13,506

* On a standalone basis


Deutsche Telekom

TMO Financials*

Cost development

E million pro forma                 Q1-Q3 2000      Q3 2000        H1 2000          1999
-------------------                 ----------      -------        -------          ----

Net revenues                           7,265          2,708          4,557          7,500
Other own capitalized costs               80             29             51             58
Other operating income                   434            219            215            429
Goods and services purchased          -3,503         -1,313         -2,190         -3,297
Personnel costs                         -618           -226           -392           -609
Other operating expenses              -2,596           -951         -1,645         -2,275
EBITDA                                 1,062            465            597          1,806



* On a standalone basis


Deutsche Telekom

T-Mobile

UMTS in all countries with operations

European UMTS landscape

[MAP OF EUROPE PRESENTING AREAS WHERE DEUTSCHE TELEKOM ACQUIRED A LICENCE AND THE DATE OF SUCH ACQUISITION AND AREAS WHERE A LICENCE HAS BEEN AWARDED OR EXPECTED TO BE AWARDED AND THE DATE OF SUCH AWARD]

Successful bids

1. U.K.: GBP 4.0 billion (69 GBP per POP)

2. Germany: E 8.5 billion (E 104 per POP)

3. Netherlands: E 395 million (E 41 per POP)

4. Austria: E 170 million (E 21 per POP)


Deutsche Telekom
                                                                        Page 13

Powertel

Coverage to expand substantially in the United States



- Acquisition of Powertel adds 25 million POPs and 727,000 customers to VoiceStream's network

- Deutsche Telekom will offer 2.6353 T-Shares for each share of Powertel common stock in an all share transaction

- Transaction value: US$ 5.89 billion based on 55.9 million fully diluted Powertel shares*

- Powertel's year-to-date revenues amount to US$ 330.6 million, with positive EBITDA in the last three quarters

- Closing of Deutsche Telekom/Powertel acquisition dependent on successful closing of the Deutsche Telekom/VoiceStream acquisition


* Based on Xetra closing prices on August 25, 2000.


Deutsche Telekom

T-Systems



Deutsche Telekom

T-Systems: The Business Model.

Targeting 1,427 large/multinational customers and 360,000 SMEs

                                                Global Business Lines
                                                ---------------------
                           Customer relationships with 1,427 large/multinational enterprises

                                            Telecommun-
                            Manufacturing   ication/                            Public &
                            Industry        Carrier/SP    Banking   Insurance   Healthcare

Global Service Lines
--------------------
  Customer relationships
  with 360,000 SMEs*

e-Business                      X               X            X          X           X

Consulting                      X               X            X          X           X

Systems Integration             X               X            X          X           X

Desktop Services                X               X            X          X           X

Computing Services              X               X            X          X           X

Network Services                X               X            X          X           X



Deutsche Telekom

T-Systems: E-Markets Implementation

B2B leadership


                                                               Vertical-E-Markets
                                                               ------------------

                        Chemical     Construction   Paper/Print   Public Sector   Automotive   Education   Healthcare

Consulting

Global Service Lines
--------------------

Systems Integration        X              X             X              X             X             X           X

Computing Services         X              X             X              X             X             X           X

Network Services       BAYER LOGO    BAYWA LOGO     HEIDELBERG         X             X             X           X
                        INFRASERV      W LOGO         LOGO
                       HOCHST LOGO



Deutsche Telekom

IP-Network - Telekom Global Network

Foundation of the "Internet Revolution"






-    IP: Deutsche Telekom best positioned to meet exploding demand

         -    Core backbone       10 PoPs
         -    regional            64 PoPs
         -    access (dial-in)   220 PoPs

- IP Traffic running at 6,000 Terabytes per year, to rise to 20,000 Terabytes per year by end of 2001

-    Core IP network transmission capacity:

         -    Current:           approx. 80 Gbit/s
         -    2001e:             up to 340 Gbit/s

-    Creation of Telekom Global Network (TGN) on track


Deutsche Telekom

Financials


Deutsche Telekom

Revenues by segment

Strong growth in mobile, Internet and data revenues


E (million)                                Q3/00          Q3/99*         change             change%       1999*
-----------                                -----          ------        --------          ---------       -----

Network communications                    11,183          12,522          -1,339            -10.7        16,737
- of which access charges                  4,762           4,701              61              1.3         6,333
Carrier services                           2,959           1,972             987             50.1         2,884
Data communications                        2,573           2,123             450             21.2         2,828
Mobile communications                      6,421           3,292           3,129             95.0         5,274
- of which One2One, max.mobil.             2,770             558           2,212            396.4         1,355
Broadcasting and broadband cable           1,432           1,384              48              3.5         1,917
Terminal equipment                           762             917            -155            -16.9         1,207
Value-added services                       1,363           1,405             -42             -3.0         1,903
Other international                        1,537           1,157             380             32.8         1,598
Other services (T-Online, etc.)              992             804             188             23.4         1,122
- of which T-Online                          495             326             169             36.4           412
                                          ------          ------           -----             ----        ------
Net revenues                              29,222          25,576           3,646             14.3        35,470


* Net revenue shown under 1999 has been adjusted to reflect the 2000 reporting structure. The revenue and results of One2One and max.mobil. are included in mobile communication as from the first quarter of 2000.


Deutsche Telekom

Network Communications

Decreasing domestic and international long-distance call charges to 8% of total revenues

E (million)                                      Q3/00        Q3/99     change**     change%* **        1999
-----------                                      -----        -----     --------     -----------        ----

Call charges (total)                             6,421        7,821       -1,400        -17.9%          10,404
- of which domestic and international LD         2,342        3,353       -1,011        -30.2%           4,393
Access charges*                                  4,763        4,701       +   62        + 1.3%           6,333

                                                ------       ------       ------        ------          ------
Network communications                          11,184       12,522       -1,338        -10.7%          16,737

Consolidated net revenues                       29,222       25,576        3,646         14.3%          35,470

 * Including connection fees and other network services.
** Calculated on the basis of exact values.


Deutsche Telekom

EBITDA by Segment*

Strong third quarter 2000


                                                        EBITDA                           Q1/00
                                                                                           -
                                         Q1/00           Q2/00           Q3/00           Q3/00
                                         -----           -----           -----           -----

Network communications                   1,535           1,560           1,576           4,671
Carrier services                           200             328             644           1,172
Data communications                        261             350             373             984
Mobile communications                      412             168             546           1,126
Broadcasting/broadband cable               287             279           3,201           3,767
Terminal equipment                          64              19              14              97
Value-added services                        58              42              15             115
Other international activities             147             200             179             526
Other segments                           2,731           2,564              -7           5,288
Reconciliation                             -47               6              28             -13

                                        ------           -----          ------         -------
Deutsche Telekom Group                   5,648           5,516           6,569          17,733

* Including sale of GlobalOne, Wind, CATV NRW+Hesse, dilution T-Online, comdirect, MTS , asset disposal, and others.


Deutsche Telekom

CONSOLIDATED STATEMENT OF INCOME*

                                                          Q1-             Q1-
E (million)                                              Q3/00           Q3/99           change%          1999
-----------                                              -----           -----           -------          ----

Net revenue                                              29,222          25,576             14.3         35,470
Changes in inventories and other own cap. costs             707             658              7.4            947
                                                        -------         -------           ------        -------
Total operating performance                              29,929          26,234             14.1         36,417
                                                        -------         -------           ------        -------
Other operating income                                   10,144           1,328            663.9          1,871
Goods and services purchased                             -8,381          -4,905             70.9         -7,667
Personnel costs                                          -7,038          -6,868              2.5         -9,210
Depreciation and amortization                            -7,958          -5,988             32.9         -8,466
Other operating expenses                                 -6,921          -4,514             53.3         -6,872
Financial income (expense) net                              126          -2,089               --         -2,889
- of which net interest expense                          -2,052          -1,884              8.9         -2,546
                                                        -------         -------           ------        -------
Results from ordinary business activities                 9,901           3,198            209.6          3,184
                                                        -------         -------           ------        -------
Extraordinary income/loss                                  -138            -239            -42.3           -240
                                                        -------         -------           ------        -------
Income before taxes                                       9,763           2,959            229.9          2,944
                                                        -------         -------           ------        -------
Taxes                                                    -1,219          -1,511            -19.3         -1,420
                                                        -------         -------           ------        -------
Income after taxes                                        8,544           1,448            490.0          1,524
                                                        -------         -------           ------        -------
Income/losses applicable to minority sharehold              -99            -196            -49.5           -271
                                                        -------         -------            -----        -------
Net income                                                8,445           1,252            574.5          1,253

* German GAAP.


Deutsche Telekom

NETWORK COMMUNICATIONS

Shift from traffic revenue to access revenues


                                        REVENUES
                                  [REVENUES BAR GRAPH]



                                        Revenues
                    ----------------------------------------------
                     Access              Total
                    revenues            revenues        Percentage
                    --------            --------        ----------

Q1-Q3/98             4.626               15.453            29.9%

Q1-Q3/99             4.701               12.522            37.5%

Q1-Q3/00             4.762               11.183            42.6%



- Access revenues now represent 43% (Q3/98: 30%) of total Network Communications Revenues

-    Access revenues continue to grow despite competition



Deutsche Telekom

International Revenues Doubled*

             Revenues generated outside Germany vs. total revenues

                                 [BAR GRAPH]

                     International          Consolidated
                       revenues             net revenues         Percentage
                       --------             ------------         ----------
                               in E million

Q3 1998                 1,763                  25,992               6.83%

Q3 1999                 2,443                  25,576               9.55%

Q3 2000                 5,305                  29,222              18.15%

* Including max.mobil., One2One, SIRIS which are included in the Mobile segment revenues.


Deutsche Telekom

Call Revenues*

Impact of minute growth more than offset by price cuts

                                  [BAR GRAPH]

                                                    Percentage
                                                     of Price
E (billion)             Q3/99         Q3/00           Change
                        -----         -----         ----------

City/local              3.035         2.663           -12,2%

Long distance           2.253         1.729           -23,2%

International           1.100          .644           -41,5%

Fixed-to-mobile         1.275         1.450            13,8%

Other services**        1.329         1.473            10,9%

Total                   8.991         7.959           -11,5%


 * In the PSTN=Public Switched Telephone Network. (Unconsolidated)

** Directory assistance, service numbers, public telephones, T-Online.

   Percentages calculated on the basis of exact values.


Deutsche Telekom

Call Minutes*

Overall volume growth continuing

                           [ALL MINUTES* BAR GRAPHIC]

                                                  Percentage
                                                  of Volume
Minutes(billion)        Q3/99          Q3/00        Growth
                        -----          -----      ----------

City/local               86.9           80.0         -7.9%

Long distance            28.4           27.2         -4.1%

International             2.9            2.8         -2.9%

Fixed-to-mobile           3.8            5.0         30.7%

Other services**         16.6           48.6        192.8%

Total                   138.6          163.7         18.1%

 * In the PSTN=Public Switched Telephone Network.

** Directory assistance, service numbers, public telephones, T-Online.

   Percentages calculated on the basis of exact values.


Deutsche Telekom

Call Prices*

Decrease in Internet, international and long distance call prices

                           [CALL PRICES* BAR GRAPHIC]

                                                                Percentage
                                                                 of Price
E/100 minutes                     Q3/99          Q3/00           Decrease
                                  -----          -----          ----------

City/local                          3,5            3,3             -4,8%

Long distance                       7,9            6,3            -20,0%

International                      37,6           22,7            -39,7%

Fixed-to-mobile                    33,4           29,0            -12,9%

Other services**                    8,0            3,0            -62,1%

Total                               6,5            4,9            -25,1%

 * In the PSTN = Public Switched Telephone Network.

** Directory assistance, service numbers, public telephones, T-Online.

   Percentages calculated on the basis of exact values.


Deutsche Telekom

      T-Online


Deutsche Telekom

Europe's leading ISP...
--------------------------------------------------------------------------------

                                  [BAR CHART]

                         Subscribers (million)
                 December, 1999         September, 2000
T-Online             4.2                     7.04
AOL Europe           3.1                     3.9


-        T-Online is by far Europe`s largest ISP

-        T-Online is increasing the gap to its main competitor

-        T-Online is well positioned to consolidate the European Internet market


Sources:  Company data

1                                                                       T Online

 ...Reinforcing its market position in Germany
--------------------------------------------------------------------------------


                                  [BAR CHART]

                   ISP users in Germany in %
                     Jan 00        Aug 00
T-Online               55            57
AOL                    32            31
Yahoo Online            8            12
Freenet                 6            10
Comundo                 0             7
Arcor Mannesmann        6             6


- The total number of Internet users in Germany (residential, business, school/university users) has increased from 9.9 million in January to 18 million in August

- 57% of these Internet users (10.26 million) go online - at least occasionally - via T-Online

- T-Online has expanded its market position since January and nearly doubled its user base


Source: GfK Onlinemonitor, adds up to more than 100%.


2                                                                       T Online

T-Online business model
--------------------------------------------------------------------------------
Traffic Booster

-    Access

-    Client 3.0

-    eMail

        --   webMail

-    Banking

        --   webBanking

-    FreeSMS

-    Weborganizer

-    Community Services


                               [FLOWCHART GRAPHIC]
          Generating Traffic                      Monetising Traffic


Reach & Stickiness

-    Shopping

-    Finance

-    Fun&Action

-    Regional

[WEB SITE GRAPHIC]

-    Focus on deep and specific content

-    Broadband content

                Build an access business which covers its costs
       Generate traffic and create revenues in E-Commerce and advertising


3                                                                       T Online

INTERNATIONAL EXPANSION
--------------------------------------------------------------------------------

Customers (million)**


    [MAP OF EUROPE PRESENTING AREAS WHERE PORTAL BUSINESS IS IN PREPARATION]


- Germany:           T-Online             5.98

- France:            Club-Internet        0.52

- Austria:           T-Online.at          0.06

- Spain/Portugal:    Ya.com               0.48


As of Sept 30, 2000 T-Online had more than 1 million* access customers outside Germany

* Including Ya.com, closed on October 23, 2000

** as of September 30, 2000


4                                                                       T ONLINE

LEADING PORTAL IN GERMANY
--------------------------------------------------------------------------------

                                  [BAR CHART]

Number of visitors/month (million)

T-Online.de                5.640
Yahoo.de                   3.316
Lycos.de                   2.995
Freenet.de                 2.820
Msn.de                     2.372
Microsoft.de               2.194
Web.de                     2.075
Fireball.de                2.008
GMX.de                     1.730
Freecity.de                1.085

                                  [BAR CHART]

Reach (in %)

T-Online.de                  50.1
Yahoo.de                     29.5
Lycos.de                     26.6
Freenet.de                   25.1
Msn.de                       21.1
Microsoft.de                 19.5
Web.de                       18.4
Fireball.de                  17.9
GMX.de                       15.4
Freecity.de                   9.7


Source: Net Value September 00, .de sites only


5                                                                       T ONLINE

T-Online verticals
--------------------------------------------------------------------------------

                                  [BAR CHART]

Top shopping sites in Germany (in %)

                                         Reach (%)
                                         ---------
Shopping24.de                               2.0
Buecher.de                                  2.2
Booxtra.de                                  2.3
CD4You.de                                   2.4
Otto.de                                     2.8
Neckermann.de                               2.8
Conrad.de                                   3.1
Tchibo.de                                   3.1
Quelle.de                                   3.5
Amazon.com                                  3.5
Handy.de                                    4.3
BOL                                         5.3
T-Online-Shopping                           5.6
Amazon.de                                  13.7

                                  [BAR CHART]

Top finance sites in Germany (in %)

                                         Reach (%)
                                         ---------
Handelsblatt.com                            1.6
Finanztreff.de                              1.8
Citibank.de                                 1.9
Wallstreet-Online.de                        2.1
Business-Channel.de                         2.2
Postbank.de                                 2.3
Diraba.de                                   2.3
Onvista.de                                  2.7
Deutschebank24.de                           3.5
T-Online Business/Finanzen                  4.8
Consors.de                                  5.0
Comdirect.de                                7.2

The vertical T-Online portals (Shopping, Finance, Fun, Regional) have established them-selves in leading positions within their categories ahead of many powerful "offline-brands"

Source: MMXI (August 2000)


6                                                                       T Online

Evolution of traffic at T-Online.de
--------------------------------------------------------------------------------

                                  [BAR CHART]

1000 PageImpressions** (Germany)

as of Jan 00                  133,075
as of Sep 00                  231,105
Change                            +74%

                                  [BAR CHART]

Active advertising customers per quarter ***

Q 1/00                            139
Q 3/00                            206
Change                            +48%


- PageImpressions on the T-Online portal increased faster than the average German WWW-Market (55%)* and the T-Online customer base (66,6%) between January and September 2000

* Source: ASV Interactive Media

** Calculated according to IVW-Standard

*** without E-Commerce partners


7                                                                       T Online

Broadband content
--------------------------------------------------------------------------------

-     ENTERTAINMENT, E.G.

-     Web soaps

-     Big Brother II

-     Music (live concerts, videos)

-     EVENTS, E.G.

-     Britney Spears

-     Mission Impossible 2

-     Olympia 2000

-     GAMES, E.G.

-     "Die Wahrsagerin" (The Fortune-Teller)

-     "Star Trek Voyager"

-     "Lara Croft"

Increasing depth of T-Online branded contents

Partly produced directly by T-Online, partly exclusively media partnerships

                                   [GRAPHICS]

8                                                                       T Online

T-Online: Key data
--------------------------------------------------------------------------------

                                             Sep 30, 2000        Sep 30, 1999       Change       1999 as a whole
                                             E thousands         E thousands         In %         E thousands
Sales revenue                                  542,637             291,021           86.5            428,420

EBITDA                                         (14.394)               14.2           (201)             17.58

Income/losses from ordinary activities        (125,473)             (2,845)      (4,310.3)            (6,869)

Income after taxes                            (240,371)             (2,836)      (8,375.7)                 -

Net income                                    (232,731)                  -              -                  -


9                                                                       T Online

Sales revenue (first 9 months, 2000) in E m
--------------------------------------------------------------------------------

            [BAR CHART PRESENTING REVENUES AS OF SEPTEMBER 1999 AND SEPTEMBER 2000 AND PERCENTAGE CHANGE IN REVENUES DURING SUCH PERIOD]


                                  From Sep 99 to Sep 00
Access                                   71.2%

Advertising/E-Commerce                1,985.4%

Other Revenues                           -8.5%

Total                                    86.5%

* Including E 28.197 million from Deutsche Telekom AG


10                                                                      T Online

T-Online`s flat rate access business
--------------------------------------------------------------------------------

                                   Narrowband                    Broadband
-    FIXED PRICES                  DM 79,-                       DM 49,-

-    VARIABLE COSTS

--   volume                        IP costs                      IP costs
     based

--   minute                        Interconnectivity
     based                         costs


11                                                                      T Online

Effects of new acquisitions, first 9 months 2000
--------------------------------------------------------------------------------

                                                                                              E  thousands
Sales revenue                                                                                    31,634
Other operating income of which dilution effect                                                  41,264
                                                                                                 39,175
Services purchased                                                                              (26,497)
Personnel expenses                                                                              (10,165)
Depreciation/amortization on intangible and tangible assets                                    (139,153)
Other operating expenses                                                                        (38,442)
Financial loss (above all, loss by associated companies incl. amortization on goodwill)         (28,008)
Taxes                                                                                              (555)

NET LOSS, FIRST 9 MONTHS 2000                                                                  (169,922)

12                                                                      T Online

Goodwill amortisation
--------------------------------------------------------------------------------

                         Jan-Sep, 2000                   Full year 2000E
                              E  m                            E  m
Club-Internet              ~ E 135.4                            ~ E 203.1

daybyday                     ~ E 0.3                              ~ E 0.4

Atrada                       ~ E 1.4                              ~ E 2.8

ya.com                     Not included                          ~ E 20.0*

Total                      ~ E 137.1                    Approx. ~ E 226.3


* unaudited

13                                                                      T Online

Financial key data
--------------------------------------------------------------------------------

-        T-Online has E 6.4 billion equity

-        T-Online has cash reserves of more than E 3.9 billion

- T-Online currently has 370.65 million shares of authorized capital for future acquisitions


* Excluding E 100m cash payment for the Ya.com acquisition in Q4/00


14                                                                      T Online